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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K
[ X ] Form 10-Q   [   ] Form N-SAR

For Period Ended:  June 30, 1997          SEC File Number 0-18048
[   ] Transition Report on Form 10-K      CUSIP Number 783942 10 5
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:
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PART I - REGISTRANT INFORMATION

                   SA TELECOMMUNICATIONS, INC.
                    (Full Name of Registrant)

                1600 Promenade Center, 15th Floor
             (Address of Principal Executive Office)

Richardson, Texas                                         75080
(City and State)                                       (Zip Code)

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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

See Attachment III.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     J. DAVID DARNELL         (972)               690-5888
         (Name)            (Area Code)       (Telephone Number)
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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?         [X]  Yes    [ ]  No
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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                                [X]  Yes  [ ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                             See Attachment IV(3)

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                   SA TELECOMMUNICATIONS, INC.
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1997      By:   /s/ J. DAVID DARNELL
                                 -------------------------------
                                 J. David Darnell
                                 Vice President-Finance and
                                 Chief Financial Officer

ATTENTION
Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
             FOR FISCAL QUARTER ENDED JUNE 30, 1997



     The Registrant was unable to timely file its Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 1997 because information with respect to the Registrant's liquidity position required by "Management's Discussion and Analysis of Financial Condition and Plan of Operation" was dependent upon the consumation of the financing involving the issuance by the Registrant of its 10% Convertible Debenture due 2006 in the principal amount of $5,000,000 on August 13, 1997, and the outcome of discussions with certain creditors of the Registrant and its subsidiaries through August 14, 1997. Due to the fact that such events occurred immediately prior to the due date of August 14, 1997, the Registrant represents that it could not have eliminated the reasons causing such delay without unreasonable effort and expense.



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                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                         OF FORM 10-QSB
             FOR FISCAL QUARTER ENDED JUNE 30, 1997


     Management expects that the Registrant will report (i) a net loss for the three months ended June 30, 1997 of approximately $6,728,000 as compared to net income of $2,237,000 for the three months ended June 30, 1996, and (ii) a net loss for the six months ended June 30, 1997 of approximately $10,060,000 as compared to a net income of $1,804,000 for the six months ended June 30, 1996. In addition, the Registrant is expected to report (i) a net loss per share of $0.40 for the three months ended June 30, 1997 as compared to net income per share of $0.12 for three months ended June 30, 1996, and
(ii) a net loss of $0.60 for the six months ended June 30, 1997 as compared to net income per share of $0.10 for the six months ended June 30, 1996.